FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of January, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on estimated loss for 2008 of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 17, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan

Title:	Company Secretary

Date:    January 19, 2009

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Announcement regarding an Estimated Loss in 2008

This announcement is made by Huaneng Power International, Inc. (the “Company”) pursuant to the requirements of Rules 13.09(1) and 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of the Company and the public with the financial information of the Company. This announcement is also disseminated on the Shanghai Stock Exchange simultaneously. The estimate contained in this announcement is only a preliminary estimate of the Company and has not been audited by the Company´s certified public accountants. Detailed financial information of the Company will be disclosed in the 2008 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

The Company and all the members of the Board of Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept full responsibility for any false representation, misleading statement or material omission herein contained.

I.	Estimated results for the reporting period

1.	Period to which the estimated results applies: From 1 January 2008 to 31 December 2008;

2.	Estimated results: Based on a preliminary estimate by the Company, it is expected that the Company may record an unaudited loss for the period from 1 January 2008 to 31 December 2008;

3.	The estimated results have not been audited or reviewed by certified public accountants.

II.	Results of the corresponding period last year (From 1 January 2007 to 31 December 2007)

1.
Net profit attributable to the Company´s shareholders: RMB5,997,058,661 based on the PRC Accounting Standards; approximately RMB6,161.127 million based on the International Financial Reporting Standards.

2.
Earnings per share (based on the net profit attributable to the Company´s shareholders): RMB0.50 based on the PRC Accounting Standards; RMB0.51 based on the International Financial Reporting Standards.

III.	Reasons for the change in the results

The loss was mainly due to the reason that prices of fuel coal increased drastically in 2008, such that the average fuel coal price in 2008 was significantly higher than that in 2007. Although power tariffs had been adjusted upwards two times during the period, the increments were still unable to offset the rise in fuel costs. The Company estimates that it will suffer a loss in the year of 2008.

IV.	Risk Warning

Detailed financial information will be disclosed in the 2008 Annual Report of the Company. Potential investors and shareholders of the Company should exercise caution when dealing in the shares of the Company.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
17 January 2009

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